Exhibit 8.1

List of Principal Subsidiaries

Name	Place of Incorporation
ChipMOS TECHNOLOGIES INC.	Republic of China
ChipMOS TECHNOLOGIES (H.K.) Limited	Hong Kong
MODERN MIND TECHNOLOGY LIMITED	British Virgin Islands
ChipMOS TECHNOLOGIES (Shanghai) LTD.	People’s Republic of China
ThaiLin Semiconductor Corp.	Republic of China